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EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS
TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2015	2014	2013	2012	2011
Income from continuing operations before income taxes(1)	$15,953	$19,993	$20,252	$22,544	$21,482
Add:
Fixed charges, excluding capitalized interest	1,500	1,556	1,575	1,593	1,576

Income as adjusted before income taxes	$17,453	$21,549	$21,827	$24,137	$23,058

Fixed charges:
Interest expense	$1,009	$1,025	$989	$1,004	$964
Capitalized interest	0	4	22	18	9
Portion of rental expense representative of interest	491	531	586	589	612

Total fixed charges	$1,500	$1,560	$1,597	$1,611	$1,585

Ratio of income from continuing operations to fixed charges	11.6	13.8	13.7	15.0	14.5

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)